UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Kaival Brands Innovations Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

483104105
(CUSIP Number)

May 30, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483104105	Page 2 of 5

1	NAME OF REPORTING PERSON GoFire, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,600,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER †
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%‡
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consisting of (i) 1,800,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), and (ii) warrants to acquire 1,800,000 shares of Common Stock that are exercisable within 60 days of May 30, 2023.
†	The shares are subject to a 180-day lockup period during which they cannot be sold.
‡	Based on 56,169,090 shares of Common Stock reported as outstanding in the issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2023.

CUSIP No. 483104105	Page 3 of 5

STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Kaival Brands Innovations Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4460 Old Dixie Highway

Grant-Valkaria, Florida 32949

Item 2.

(a)	Name of Person Filing:

GoFire, Inc.

(b)	Address of Principal Business Office, or, if None, Residence:

8850 West 38th Avenue, Unit A

Wheat Ridge, CO 80033

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

483104105

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,600,000 shares of Common Stock, including (i) 1,800,000 shares of Common Stock, and (ii) warrants to acquire 1,800,000 shares of Common Stock, exercisable within 60 days of May 30, 2023.

(b)	Percent of class: 6.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,600,000
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: §
(iv)	Shared power to dispose or to direct the disposition of: 0

§	The shares are subject to a 180-day lockup period during which they cannot be sold.

CUSIP No. 483104105	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 483104105	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GoFire, Inc.

/s/ Peter Calfee
By:	Peter Calfee
Its:	Chief Executive Officer

Dated June 7, 2023